Exhibit 99.1

Unaudited Financial Statements
of
MTH Mortgage, LLC

For the Periods Ended December 31, 2013

MTH Mortgage, LLC

MTH MORTGAGE, LLC
UNAUDITED BALANCE SHEET
December 31, 2013

ASSETS
Current Assets:
Cash in bank	$4,233,525
Certificate of deposit	—
Trust account	150
Accounts receivable	660,451
Prepaid expenses	54,849
Total current assets	4,948,975

Property and equipment, net	48,754
Total assets	$4,997,729

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$—
Accrued compensation and benefits	440,018
Accrued expenses and other current liabilities	41,918
Distributions payable	—
Total current liabilities	481,936

Members' Equity:
Members' equity	4,515,793
Total liabilities and members' equity	$4,997,729

MTH MORTGAGE, LLC
UNAUDITED STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenue	$24,345,028

Expenses:
Personnel expense	$5,013,297
General and administrative expense	1,331,078
Direct expense to broker loans	666,776
Occupancy expense	202,326
Depreciation expense	20,168
Total operating expense	7,233,645

Net operating income	17,111,383

Other income and expense:
Interest income	135
Franchise tax expense	(29,340)
Other income	—
Total other income and expense	(29,205)

Net income	$17,082,178

MTH MORTGAGE, LLC
UNAUDITED STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2013

Members' equity, December 31, 2012	$265,434

Net income	17,082,178

Distribution to members	(12,831,819)

Members' equity, December 31, 2013	$4,515,793

MTH MORTGAGE, LLC
UNAUDITED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash flows from operating activities:
Net income	$17,082,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,168
Changes in current assets
Accounts receivable	453,254
Prepaid expenses and other current assets	(14,536)
Changes in current liabilities
Accounts payable	(1,699)
Accrued compensation and benefits	47,038
Accrued expenses and other current liabilities	2,561
Total adjustments	506,786

Net cash provided by operating activities	17,588,964

Cash flows from investing activities:
Acquisition of property and equipment	(31,967)
Certificate of deposit	51,436
Net cash provided by investing activities	19,469

Cash flows from financing activities:
Distribution to members	(14,561,820)
Net cash used in financing activities	(14,561,820)
Net increase in cash	3,046,613
Cash at beginning of period	1,186,912
Cash at end of period	$4,233,525

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

Decrease in distributions payable	$(1,730,001)

MTH Mortgage, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

December 31, 2013

NOTE 1 - NATURE OF OPERATIONS

MTH Mortgage, LLC (the “Company” or “MTH”) was incorporated in Arizona on October 23, 2000, as an Arizona limited liability company (“LLC”). The Company was created through a joint-venture between imortgage.com, Inc. (“imortgage”) and Meritage Homes Corporation (“Meritage Homes”) whereby imortgage and Meritage Homes each own 45% and 55% of the Company, respectively. Effective September 30, 2013, there was a change in ownership in which imortgage transferred its 45% ownership in MTH to loanDepot.com, LLC dba imortgage (“loanDepot dba imortgage”) in conjunction with the acquisition of imortgage by loanDepot.com, LLC.

The Company is a mortgage loan broker providing loan origination services to lenders and derives income from fees paid by lenders for the successful funding and closing of a loan for a consumer that originated through MTH.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of 3 months or less. As of December 31, 2013 the Company did not have any cash equivalents. Cash includes amounts restricted under the line of credit agreement disclosed in Note 8.

Escrow funds held in trust

Funds received by the Company in connection with open escrows are deposited in separate trust bank accounts. These trust funds are not available for operating purposes. The Company did not receive funds in connection with new open escrows during the year ended December 31, 2013.

Recognition of revenue

The Company’s revenues are derived from fees paid by lenders for the closing of a loan originated through the Company. The Company recognizes revenue on lender fees upon the closing of the related escrow for a loan.

Accounts receivable

Accounts receivable are stated amounts due from lenders for lender fees earned upon the closing of a loan. The Company determines the allowance for doubtful accounts by considering the length of time accounts receivable are past due, previous loss history and the specific customer’s ability to pay its obligation. The Company writes off accounts receivable when management deems them uncollectible. There were no write-offs during the year ended December 31, 2013. There was no allowance for doubtful accounts as of December 31, 2013.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over useful lives of 5 to 7 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. Repairs and maintenance are charged to expense as incurred.

Income taxes

Under federal and applicable state laws, taxes based on income of an LLC treated as a partnership are payable by the LLC’s members individually. MTH Mortgage, LLC is not subject to income taxes but is, however, subject to annual LLC franchise taxes and LLC fees. These taxes and fees are included in other income and expense in the statements of income.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank depository accounts with financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Because of the nature of the mortgage business, MTH is marketing to builders, primarily Meritage Homes (a related party), within the States of Arizona, California, Colorado, Texas, North Carolina, and Florida. In the event of a major downturn within these markets, the operations of MTH Mortgage, LLC could be adversely affected.

The Company had accounts receivable due from loanDepot dba imortgage (a related party) totaling $648,944 as of December 31, 2013, which represents substantially all of the total outstanding accounts receivable.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2013:

Furniture and fixtures	$45,736
Equipment	118,984
Leasehold improvements	102,012
266,732

Less: accumulated depreciation	(217,978)

$48,754

The Company recognized $20,168 of depreciation expense for the year ended December 31, 2013.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into a software licensing agreement with imortgage on August 24, 2000. The terms of the agreement allow the Company to use the software of imortgage to help in the origination of mortgage applications. There is no fee for this agreement. Effective September 30, 2013, the software licensing agreement with imortgage was assigned to loanDepot dba imortgage in conjunction with the acquisition of imortgage by loanDepot.com, LLC.

The Company entered into a service agreement with imortgage on August 24, 2000. Under the terms of the agreement, imortgage will process all loan applications taken by the Company, provide accounting services and support, coordinate legal services, and provide any other administrative support needed by the Company. The cost to the Company is on a per loan basis of $600, calculated as: $225 processing fee and $375 administration fee. Effective September 30, 2013, the service agreement with imortgage was assigned to loanDepot dba imortgage in conjunction with the acquisition of imortgage by loanDepot.com, LLC.

NOTE 5 - RELATED PARTY TRANSACTIONS - Continued

Total processing fee expense for the year ended December 31, 2013 was $599,400 and is recorded in direct expense to broker loans in the statements of income. Total administration fee expense for the years ended December 31, 2013 was $999,000, and is recorded in general and administrative expense in the statement of income.

The Company provides loan origination services to imortgage (January 1, 2013 to September 30, 2013) and loanDepot dba imortgage (October 1, 2013 to December 31, 2013) which generated $24,345,028 in revenue from lender fees from imortgage and loanDepot dba imortgage for the year ended December 31, 2013. Accounts receivable due from imortgage and loanDepot dba imortgage are noted in Note 3 above.

The Company also sub-leases several facilities from Meritage Homes and its subsidiaries (see Note 6).

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases office space in Fort Mill, South Carolina from a non-related party under an agreement expiring on September, 30 2014. At December 31, 2013, the monthly base rent under the agreement is $375.

The Company sub-leases its corporate headquarters from Meritage Homes (a related party) and eight offices from subsidiaries of Meritage Homes (related parties), under both month-to-month and non-cancellable lease agreements. For the year ended December 31, 2013, the Company paid approximately $189,257 in base rent under these agreements. At December 31, 2013, the average monthly base rent per office space was $1,753.

Future minimum lease payments, under non-cancellable leases, are summarized in the table below.

Year Ending December 31,

	Related Party	Non-related Party	Total
2014	88,879	3,375	92,254
2015	53,684	—	53,684
2016	19,103	—	19,103
2017	19,676	—	19,676
Thereafter	10,755	—	10,755

	$192,097	$3,375	$195,472

Rent expense for operating leases was $190,382 during the year ended December 31, 2013.

Legal matters

The Company is subject to claims and/or threatened legal actions, which arise out of the normal course of business. In the opinion of management, based on discussions with legal counsel, the disposition of these actions and other such matters are not expected to have a material effect on the Company’s financial statements.

NOTE 7 - MEMBERS’ EQUITY

Capital contributions

Under the Operating Agreement for MTH Mortgage, LLC, the Company’s capital account shall never be less than 110% of the amount required to obtain and maintain a license as a broker under the laws of any state where the Company does business (“Minimum Amount”). Members shall contribute additional capital to the Company in order to maintain the Minimum Amount

NOTE 7 - MEMBERS’ EQUITY - Continued

of capital in proportion to their respective ownership interest percentage. For the year ended December 31, 2013, no additional capital contributions were required from members.

Liability of members

The Operating Agreement establishes limitations of members’ liability for each member. No member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company, except as agreed upon in writing signed by the members. Members shall be liable only to make their initial and Minimum Amount capital contributions required by the Operating Agreement and no member shall be required to make any other capital contributions or to loan any amounts to the Company. In addition, no member shall have any personal liability for the repayment of capital contributions or loans of the other member or be obligated to restore any negative balance in such member’s capital account, whether upon liquidation of the Company or otherwise.

Distribution of net profits

Under the Operating Agreement, distributions to members shall be made no less than quarterly, to the extent the Company has distributable net profits after creating adequate reserves for operating expenses and capital improvements, and provided that no distribution shall be made which will reduce the Company’s capital below the Minimum Amount. For the year ended December 31, 2013, distributions to members totaled $12,831,819. At December 31, 2013, there were no distributions payable to members.

NOTE 8 - LINE OF CREDIT

On December 27, 2013, the Company entered into a collateralized line of credit agreement with Bank of America for $1,000,000 that matures on December 26, 2014. As of December 31, 2013, no amounts were outstanding under the line of credit. Interest shall accrue at the Base Rate, which represents the higher of the Federal Funds Rate plus .50% or the prime rate, or the Eurodollar Rate plus 3% per annum. The outstanding principal and accrued interest is due and payable on the maturity date. Collateral for the line of credit consists of a bank account at Bank of America with a minimum balance requirement of $1,050,000, which is included in cash and cash equivalents on the balance sheet as of December 31, 2013.

Effective January 29, 2014, the aforementioned line of credit and bank account was closed by the Company.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 11, 2014, the date the financial statements were available to be issued.